

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Gregory M. Gentile
Chief Financial Officer
Silver Spike Acquisition Corp.
660 Madison Ave., Suite 1600
New York, New York 10065

      Re: Silver Spike Acquisition Corp.
            Amendment No. 2 to Registration Statement on Form S-4
            Filed April 1, 2021
            File No. 333-252186

Dear Mr. Gentile:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2021 letter.

Amendment No. 2 to Form S-4 filed April 1, 2021

Selected Historical Financial Information of Silver Spike, page 49

1.   We note the revised disclosure in response to prior comment 1. Please further revise the introductory paragraph to address the fiscal year end December 31, 2020 information and remove reference to the interim period ended September 30, 2020. Further, please remove the column with the interim period ended September 30, 2019 information, as this is included in the fiscal year end December 31, 2019 information, or advise.

Risk Factors
After completion of the business combination, the post-merger WMH equity holders..., page 85

2.   We note that the post-merger New WMH common stock holder percentages disclosed
        here total greater than 100%. Further, the percentages disclosed do not agree with the
        post-merger organizational chart on page 13. Please revise or advise.

Unaudited Pro Forma Condensed Combined Financial Information, page 184

3.   We note that, pursuant to the Exchange Agreement, the post-merger WMH equity holders
        will have the right to exchange their post-merger WMH units for shares of Class A
        common stock or cash. Please tell us who determines the form of consideration to be paid
        upon redemption (i.e., the Company or New WMH's Board of Directors), and in the case
        of cash redemption clarify whether that will be paid from current cash or assets on hand.
        Also, explain how you determined that the noncontrolling interests should be classified in
        permanent equity and the specific guidance you considered.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding
comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Derek J. Dostal, Esq.